The Gymboree Corporation

500 Howard Street

San Francisco, CA 94105

(415) 278-7000

April 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Rufus Decker

Re:	The Gymboree Corporation

Form 10-K for Transition Period Ended July 30, 2016

Filed October 28, 2016

File No. 000-21250

Dear Mr. Decker:

This letter is submitted on behalf of The Gymboree Corporation, a Delaware corporation (the “Company”), in response to the comment letter, dated March 17, 2017 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Form 10-K for the Transition Period ended July 30, 2016, filed on October 28, 2016 (the “Transition Period Report”).

For the convenience of the Staff’s review, the comment contained in the Comment Letter has been set forth below in italics, followed by the response of the Company.

Form 10-K for Transition Period Ended July 30, 2016

Management’s Discussion and Analysis

Earnings Before Interest, Taxes, Depreciation and Amortization (Non-GAAP measure), page 29

1.	Please tell us how you concluded that the amounts in the acquisition-related adjustments reconciling item were appropriately excluded from your non-GAAP measures (e.g., adjusted EBITDA, adjusted gross margin and adjusted SG&A) presented here and in your Item 2.02 Forms 8-K filed October 25, 2016 and December 8, 2016. It appears that in each period presented you may be reversing a portion of your GAAP rental expense and removing recurring cash operating expenses, like sponsor fees and other costs. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Questions 100.01 and 100.04, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Mr. Rufus Decker	April 5, 2017
Securities and Exchange Commission
Division of Corporation Finance
Page 2

Company Response:

As the Staff is aware, the Company voluntarily files reports with the Securities and Exchange Commission in order to satisfy the reporting covenants under the indenture (the “Indenture”) governing its 9.125% senior notes (the “Notes”) due December 2018. The Indenture provides a detailed definition of “EBITDA,” which permits the Company to make a number of adjustments in calculating EBITDA, including specifically permitting an add-back for the amount of any “management, monitoring, consulting and advisory fee” and to account for certain “fair value adjustments” that are required to be made in the Company’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the 2010 acquisition of the Company by funds advised by Bain Capital. As a result, the Company calculates and reports Adjusted EBITDA to its bondholders in accordance with the Indenture definition of EBITDA. The Company also notes that it calculates and reports “Consolidated EBITDA,” as defined under the Company’s Amended and Restated Credit Agreement (as amended, the “Credit Agreement”) governing the Company’s asset-backed credit facility (the “ABL Facility”), to its lenders in the same manner. Given the adjustments made by the Company in calculating Adjusted EBITDA are expressly contemplated by the EBITDA definitions governing the Notes and the ABL Facility, the Company concluded that they were appropriately excluded from the Company’s non-GAAP measures and does not believe they are misleading.

The Company believes that Adjusted EBITDA, as calculated by the Company, provides investors with important information in evaluating the Company under the agreements governing its indebtedness as follows:

1)	The Company’s ability to maintain its current credit balance under the term loan associated with the ABL Facility is based on a requirement that the Company maintain a “borrowing base” calculated by multiplying the amount of certain inventory and accounts receivable of the Company and its subsidiaries by an “advance rate.” In the case of certain inventory, the applicable advance rate will drop to zero if the Company’s trailing twelve-month Consolidated EBITDA (as defined in the Credit Agreement) is less than $85,000,000 at a time when Availability (as defined in the Credit Agreement) under the ABL Facility is less than $50,000,000. A reduction in such advance rate, resulting in part from a decrease in Adjusted EBITDA, could therefore result in the Company being required to make a partial prepayment of the term loan under its ABL Facility.

2)	Adjusted EBITDA is also a component in the calculation of the “Consolidated Fixed Charge Coverage Ratio” as defined in the Credit Agreement and the “Fixed Charge Coverage Ratio” as defined in the Indenture. Under the Credit Agreement, the Company must maintain a certain minimum Consolidated Fixed Charge Coverage Ratio once the ABL term loan has been repaid, if Availability (as defined in the Credit Agreement) falls below a certain level. Under the Indenture, the Company must have a certain Fixed Charge Coverage Ratio in order to be permitted to incur certain additional indebtedness.

Mr. Rufus Decker	April 5, 2017
Securities and Exchange Commission
Division of Corporation Finance
Page 3

In addition, as disclosed on page 92 of the Transition Period Report, the Compensation Committee of the Company’s Board of Directors selects performance targets based on Adjusted EBITDA as reported in the Transition Period Report to determine elements of the compensation paid to certain executive officers of the Company under the Company’s Executive Bonus Plan. As a result, the Company believes that reporting Adjusted EBITDA in the manner used to determine a portion of these officers’ compensation is important to investors understanding and evaluation of the Company’s overall compensation strategy. For all of the reasons noted above, the Company continues to believe the adjustments reflected in the Company’s calculation of Adjusted EBITDA are appropriate. The Company notes that it no longer discloses adjusted gross margin or adjusted SG&A.

In future filings and earnings releases, the Company will include the following sentence to more clearly indicate that the calculation of Adjusted EBITDA is pursuant to the Indenture and Credit Agreement definitions and requirements. “The calculation of Adjusted EBITDA is made in accordance with the Indenture definition of “EBITDA” and Adjusted EBITDA is the same as “Consolidated EBITDA” under the agreement governing our Senior Credit Facilities.”

2.	Please tell us and disclose in greater detail the nature and amounts of the items included in the reconciling item titled Other. Footnote (c) to the reconciliation references restructuring charges and non-recurring changes in reserves, but it is not clear where these items are further discussed in the filing.

Company Response:

The Company acknowledges the Staff’s comment, and is providing the Staff with the requested additional information regarding the nature and amount of the items included in the line item titled “Other” below.

	26 Weeks Ended		Year ended
	July 30, 2016	August 1, 2015	January 30, 2016	January 31, 2015	February 1, 2014
Severance	$620	$2,050	$4,301	$1,933	$2,333
Professional fees, primarily related to cost-saving initiatives	—	—	—	1,829	310
Web platform abandonment charge (settlement)	—	—	—	(822)	1,400
Distribution center consolidation	651	—	—	—	—
Fiscal year-end change	360	—	—	—	—
Litigation and other	(429)	964	1,458	(1,144)	1,591

Total	$1,202	$3,014	$5,759	$1,796	$5,634

Mr. Rufus Decker	April 5, 2017
Securities and Exchange Commission
Division of Corporation Finance
Page 4

In future filings, the Company will include the information in the table above in the overall Adjusted EBITDA calculation table as follows:

	26 Weeks Ended		Year Ended
	July 30, 2016	August 1, 2015	January 30, 2016	January 31, 2015	February 1, 2014
Net income (loss) from continuing operations	$8,657	$(54,700)	$(21,777)	$(588,869)	$(213,394)
Net loss from continuing operations attributable to noncontrolling interest	2,998	1,985	5,014	6,081	4,868

Net income (loss) from continuing operations attributable to The Gymboree Corporation	11,655	(52,715)	(16,763)	(582,788)	(208,526)
Reconciling items (a):
Interest expense	39,581	42,707	85,990	82,378	81,558
Interest income	(19)	(17)	(34)	(45)	(132)
Income tax (benefit) expense	(610)	1,484	2,507	(76,320)	(1,882)
Depreciation and amortization (b)	19,398	19,907	39,850	42,435	44,846
Non-cash share-based compensation expense	1,243	1,852	3,367	4,624	5,809
Phantom equity incentive plan expense	4,062	—	—	—	—
Loss on disposal/impairment on assets	1,456	542	3,706	8,457	12,254
Loss on contract termination	5,689	—	—	—	—
(Gain) loss on extinguishment of debt	(66,853)	—	(41,522)	—	834
Goodwill and intangible asset impairment	2,600	—	—	591,396	157,189
Acquisition-related adjustments (c)	7,674	6,001	11,915	12,005	15,590
Severance	620	2,050	4,301	1,933	2,333
Professional fees, primarily related to cost-saving initiatives	—	—	—	1,829	310
Web platform abandonment charge (settlement)	—	—	—	(822)	1,400
Distribution center consolidation	651	—	—	—	—
Fiscal year-end change	360	—	—	—	—
Litigation and other	(429)	964	1,458	(1,144)	1,591

Adjusted EBITDA from continuing operations	$27,078	$22,775	$94,775	$83,938	$113,174

(a) Excludes amounts related to noncontrolling interest, which are already excluded from net income (loss) from continuing operations attributable to The Gymboree Corporation.
(b) Includes the following:
Amortization of intangible assets (impacts SG&A)	$699	$699	$1,399	$1,399	$3,274
Amortization of below and above market leases (impacts COGS)	(466)	(347)	(745)	(958)	(1,446)

	$233	$352	$654	$441	$1,828

(c) Includes the following:
Additional rent expense recognized due to the elimination of deferred rent and construction allowances in purchase accounting (impacts COGS)	$3,532	$3,767	$7,517	$8,241	$8,877

Mr. Rufus Decker	April 5, 2017
Securities and Exchange Commission
Division of Corporation Finance
Page 5

Sponsor fees, legal and accounting, as well as other costs incurred as a result of the Acquisition or refinancing (impacts SG&A)	4,142	2,234	4,398	3,764	4,377
Decrease in net sales due to the elimination of deferred revenue related to the Company’s co-branded credit card program in purchase accounting (impacts net sales)	—	—	—	—	2,336

	$7,674	$6,001	$11,915	$12,005	$15,590

Acquisition-related adjustments remove the impact of purchase accounting, as a result of the November 23, 2010 Merger (refer to Item 1A. Risk Factors).

Financial Statements

Note 18. Segment Information, page 70

3.	Please disclose your revenues by product offering. Refer to ASC 280-10-50-40.

Company Response:

The Company’s revenues consist of children’s apparel products and accessories. The Company advises the Staff that greater than 90% of its revenue is derived from the sale of children’s apparel and less than 10% of its revenue is derived from the sale of children’s accessories. The Company views its children’s apparel and accessories as being a group of similar products. This determination is based in part on the fact that the Company’s products target a distinct consumer subset (children) and that all of its products are sold in the same manner, through retail stores and online, and are generally broadly marketed to the Company’s customers as products under the Company’s three distinct brands, Gymboree, Janie and Jack and Crazy 8. The Company notes that revenue attributable to each of these three brands is separately disclosed on page 71 of the Transition Period Report. The Company believes that disclosing the aggregate revenues for its children’s apparel and accessories as a single group of similar products is in accordance with the guidance of ASC 280.

*    *    *

Mr. Rufus Decker	April 5, 2017
Securities and Exchange Commission
Division of Corporation Finance
Page 6

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please contact the undersigned at (415) 278-7000 or Kimberly Holtz MacMillan, Esq., Vice President, General Counsel of the Company at (415) 278-7228.

Very truly yours,

The Gymboree Corporation

By:	/s/ Andrew North
Name:	Andrew North
Title:	Chief Financial Officer

Copy to:

Kimberly Holtz MacMillan, Esq., Vice President, General Counsel, The Gymboree Corporation

Thomas Holden, Ropes & Gray LLP